UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the

Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under

Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 0-21406

Brookstone, Inc.

(Exact name of registrant as specified in its charter)

One Innovation Way, Merrimack, NH 03054 Telephone # (603) 880-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12(g)-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12(g)-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12(g)-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12(g)-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Effective as of October 4, 2005, the Registrant was acquired by Brookstone Holdings Corp., a Delaware Corporation (“Parent”) pursuant to a merger of Brookstone Acquisition Corp., a wholly-owned subsidiary of Parent, with and into the Registrant (the “Merger”). In the Merger, each issued and outstanding share of the Registrant’s common stock was converted into the right to receive $20.00 in cash, without interest.

Pursuant to the requirements of the Securities Exchange Act of 1934, Brookstone, Inc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BROOKSTONE, INC.

Date:	October 4, 2005	By:	/s/ PHILIP W. ROIZIN
		Name:	Philip W. Roizin
		Title:	Executive Vice President, Finance and Administration, Treasurer and Secretary